UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: February 15, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

Camtek Extends Leadership in the CMOS Image Sensor (CIS) Market

MIGDAL HA'EMEK, Israel, February 15, 2011- Camtek Ltd. (Nasdaq: CAMT ; TASE: CAMT) announced today that it received an order for multiple wafer inspection systems from one of the world’s largest manufacturers of CMOS Image Sensor (CIS). Camtek's back-end inspection equipment will be used throughout the manufacturing process and will significantly contribute to improving the customer’s yield.

The order includes multiple Falcon systems for 2D inspection. The systems are expected to be installed during the first quarter of 2011.

“Camtek’s inspection systems for CMOS Image Sensor (CIS) devices are highly recognized by CIS manufacturers. Our systems provide a Sub-resolution Detection feature and provide coverage of  a wide range of CIS process defects, including Color Filter Array (CFA) process control, and thus enable the most reliable detection of critical defects in the image sensor array at a significantly higher throughput,” commented Roy Porat, Camtek’s CEO. “Camtek’s high productivity and state-of-the-art technology are the source of our competitive edge in the fast growing and evolving CIS market.”

The CMOS Image Sensor (CIS) arena is an important market for our back-end inspection business. We see it growing due to the increasing global demand of camera-embedded hand-held devices, such as mobile phones and tablets, as well as the growing use of cameras in the automotive industry. Technology is also a factor in the increasing demand for our CIS inspection tools. As cameras trend to using CMOS Image Sensors with bigger arrays and higher resolutions, more inspection is needed. For example, cameras with 3 megapixels are sample inspected while cameras of 5 megapixels or greater, tend to be 100% inspected. We are very pleased with our positioning in this growing market and aim to grow further with it. We are expecting additional multiple orders from this strategic customer during 2011” added Mr. Porat.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors and Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.